FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November, 2005.

Commission File Number 0-26005

MICROMEM TECHNOLOGIES INC.

 777 Bay Street, Suite 1910, Toronto, ON M5G 2C8

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      x         Form 40-F

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No    x

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):        N/A

Explanatory Note: This Report is an amendment to the Report on Form 6-K filed with the Securities and Exchange Commission on September 29, 2005. The purpose of this amendment is to correct the form of conformed electronic signature that was used in connection with the original filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Date: November 21, 2005	Name: Joseph Fuda
Title: Chief Executive Officer

Exhibit Index

Exhibit
Number	Exhibit Description

1.	Press Release
2.	Unaudited Interim Financial Statements for the nine month period ended July 31, 2005
3.	Management's Discussion & Analysis for the nine month period ended July 31, 2005
4.	CEO Certification
5.	CFO Certification